# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEQUANS COMMUNICATIONS, CIK 0001383395
CUSIP: 817323405
Title of class of securities: American Depositary Shares each representing one-hundred Ordinary Shares
Address of issuer's principal executive offices: 15-55 BLVD CHARLES DE GAULLE, LES PORTES DE LA DEFENSE, COLOMBES, France (I0), 92700
Date of event which requires filing of this statement: 05/19/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001019432

## Reporting persons
- Leviticus Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 750,112; shared voting power 0; sole dispositive power 750,112; shared dispositive power 0; aggregate amount beneficially owned 750,112 (5% of the class)

## Item 1. Issuer
Name of issuer: SEQUANS COMMUNICATIONS
Address of issuer's principal executive offices: 15-55 BLVD CHARLES DE GAULLE, LES PORTES DE LA DEFENSE, COLOMBES, FRANCE, 92700

## Item 2. Person Filing
Name of person filing: Adam M Hutt
Address of principal business office or, if none, residence:
32 Old Mill Road
Great Neck NY 11023
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 750,112
Percent of class: 5.0
Sole power to vote or to direct the vote: 750,112
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 750,112
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Leviticus Partners LP: Adam M Hutt, Managing Member (05/19/2026)